Contact

www.linkedin.com/in/jennifer-gomez-72748224 (LinkedIn)

Top Skills

Integrated Marketing
Digital Media
Social Media

Languages

Spanish (Native or Bilingual)
Italian (Full Professional)
English (Native or Bilingual)
French (Limited Working)

Honors-Awards

2019 Leading Latina and Ambassador
Latino 40 Under 40 in NYC

Jennifer Gomez

Cofounder & CMO of oneKIN | Tech Entrepreneur | Speaker
New York, New York, United States

Summary

I'm a tech founder and public speaker hailing from Brooklyn, NY.

Throughout my professional and entrepreneurial career, I've helped innumerable brands and startups leverage data-led strategy and creative storytelling to launch products and build authentic relationships with their consumers. I've had the opportunity to serve as a marketing force behind some of the biggest brands, multimedia marketing campaigns and global influencer-led projects in recent years - including sports & media behemoths like Major League Baseball and Time Inc., to beauty/retail giants like L'Oréal and NARS, Sephora and dozens more.

Today, I am Co-Founder & CMO of oneKIN Inc., a mission-driven, SaaS fintech company powering the future of e-commerce for small businesses. From our award-winning curated ecommerce marketplace for diverse retailers, to our soon-to-launch livestream shopping app, oneKIN live, we are hyper-focused on providing small businesses tech-enabled solutions to increase their visibility and grow aggressively.

In addition to scaling oneKIN, I'm passionate about empowering entrepreneurs of color, women, small businesses and tech professionals around the country via workshops, panels and various on/off-air speaking engagements.

Experience

oneKIN, Inc.
Co-Founder and Chief Marketing Officer
May 2018 - Present (4 years 11 months)

oneKIN Inc. is a mission-driven, SaaS fintech company powering the future of e-commerce for small businesses. From our award-winning curated ecommerce marketplace for diverse retailers, to our livestream shopping

app, oneKIN live, we are hyper-focused on providing small businesses cost-effective, tech solutions to accelerate their digital transformation and drive revenue growth.

Self Employed
Brand & Digital Marketing Consultant
August 2018 - January 2020 (1 year 6 months)
Greater New York City Area

Provided B2B and B2C omnichannel marketing solutions for various Fortune 500 companies, startups and small business owners. Consulting services included: Brand Strategy & Development, Digital and Social Marketing Strategy, Content Strategy & Production, Integrated Marketing, Launch Marketing, Influencer Marketing, SEM/SEO, Multicultural Marketing, Project Management, Sponsorships, Retail Programs and Event Production.

StyleHaul, Inc.
Head of Integrated Marketing
May 2016 - May 2018 (2 years 1 month)
Greater New York City Area

Oversaw creative development and marketing strategy for influencer-led branded content & paid media campaigns across YouTube & social, ensuring all were optimized to deliver on client objectives. Drove strategy and productization of company tech products, data capabilities, digital, social and paid offerings. Served as lead strategist for brand multi-million dollar clients (i.e. Sephora, Covergirl, H&M, etc.)

Time Inc.
5 years 3 months

Senior Manager, Integrated Marketing at Health, Cooking Light and MyRecipes
January 2013 - May 2016 (3 years 5 months)
New York, NY

Developed innovative, revenue-generating marketing programs for retail, food and lifestyle verticals leveraging brand assets (digital, mobile, video, social, experiential and print). Worked with Editor-in-chief of brand sites to develop new digital, social and video editorial franchises and marketing opportunities, as well as strategize on traffic growth, consumer acquisition/retention and SEO. Developed and oversaw execution of 8-10 trade, consumer and client events a year, to grow brand footprint.

Manager, Integrated Marketing at People en Español

March 2011 - December 2012 (1 year 10 months)
Greater New York City Area

Developed and executed multi-channel marketing programs for advertisers across Retail, Fashion, CPG and Mass Beauty verticals, generating double-digit revenue growth for two consecutive years. Oversaw blogger program and development of custom content for advertisers across our media channels. Produced quarterly photo/video shoots for branded content programs (advertorials, digital and video). Managed the strategic development and execution of four multi-faceted franchises (red carpet, retail and consumer), and executed six retail programs across 500+ Walmart stores nationwide, with accompanying media buys.

Major League Baseball
Coordinator, Sponsorship, Marketing & Sales
June 2008 - March 2011 (2 years 10 months)

Strategically prospected new international partnerships for proactive selling; and managed MLB sponsorship rights in Latin America, which included monetizing league assets and managing 30+ client accounts. Worked with partners to drive brand awareness and revenue through sponsor activations and grassroots events. Liaised with Latam broadcasters and sponsors to traffic TV/radio commercial during games. Assisted in the planning, launching and partnership development of international events, including the 2009 World Baseball Classic.

People En Español at Time Inc
Intern, Integrated Marketing
June 2007 - August 2007 (3 months)

L'Oreal
Intern, Lancome Brand Marketing
June 2006 - August 2006 (3 months)

L'Oreal
Intern, Lancome Skincare Brand Marketing
June 2005 - August 2005 (3 months)

Collaborated with the Product Development, Sales, Creative, Education and Marketing departments to develop the marketing strategy for the 2007 launch of MexorylTM sunscreen in the US . Prepared competitive analysis of skincare and sunscreen markets to forecast future launch strategies.

Time Warner Inc.
Intern, Supplier Diversity
June 2004 - August 2004 (3 months)

Bloomberg
Intern, Operations
May 2003 - August 2003 (4 months)

Education

Brown University
BA, Political Science · (2004 - 2008)

Università di Bologna
Scienza Politica (Political Science) · (2007 - 2007)

Accademia di Belle Arti di Bologna
Fotografia (Photography) · (2007 - 2007)

Middlesex School
High School Diploma · (2000 - 2004)

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